SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of
May 2023

Commission File Number 1-32135

SEABRIDGE GOLD INC.

(Name of Registrant)

106 Front Street East, Suite 400, Toronto, Ontario, Canada M5A 1E1

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐           Form 40-F ☒

SEABRIDGE GOLD INC.

(the “Company”)

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

Exhibit 99.1 hereto is incorporated by reference (as exhibits) to the Company’s registration statements on Form S-8 (File No. 333-211331) and Form F-10 (File No. 333-268485), as may be amended and supplemented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seabridge Gold Inc.
(Registrant)

By:	/s/ Chris Reynolds
Name:	Chris Reynolds
Title:	VP Finance and CFO

Date: May 16, 2023

EXHIBIT INDEX

Exhibit Number	Document Description

99.1	Material Change Report re Seabridge’s wholly-owned subsidiary, KSM Mining ULC has agreed to the principal terms of a royalty agreement with Sprott Resource Streaming and Royalty Corp.

3